                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                                (Original Filing)

                         ELECTRIC & GAS TECHNOLOGY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   284853 30 6
                                 (CUSIP Number)

                                January 12, 2006
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

             [ ]  Rule 13d-1(b)

             [X]  Rule 13d-1(c)

             [ ]  Rule 13d-1(d)

CUSIP No. 284853 30 6                 13G                            Page 2 of 6

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1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Vision Opportunity Master Fund, Ltd.

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [  ]
                                                                        (b) [  ]
    Not applicable

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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

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       NUMBER OF            5. SOLE VOTING POWER          814,800
         SHARES            -----------------------------------------------------
      BENEFICIALLY          6. SHARED VOTING POWER        0
        OWNED BY           -----------------------------------------------------
          EACH              7. SOLE DISPOSITIVE POWER     814,800
       REPORTING           -----------------------------------------------------
      PERSON WITH           8. SHARED DISPOSITIVE POWER   0
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    814,800

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                      [   ]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.9%

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12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
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CUSIP No. 284853 30 6                 13G                            Page 3 of 6

ITEM 1(A).  NAME OF ISSUER:

Electric & Gas Technology, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3233 West Kingsley Road
Garland, Texas 75041

ITEM 2(A).  NAME OF PERSON FILING:

Vision Opportunity Master Fund, Ltd.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

317 Madison Avenue, Suite 1220
New York, NY 10017

ITEM 2(C).  CITIZENSHIP:

Cayman Islands

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value per share

ITEM 2(E).  CUSIP NUMBER:

284853 30 6

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)      Amount beneficially owned: 814,800 shares (including 439,800 shares issuable upon exercise of immediately exercisable warrants).*

CUSIP No. 284853 30 6                 13G                            Page 4 of 6

         * On January 12, 2006, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (i)
         375,000 shares of common stock, (ii) a warrant to purchase 1,125,000 shares of common stock expiring January 12, 2009 (of which 375,000 shares may be purchased for $1.00 per share; an additional 375,000 shares may be purchased for $1.38 per share; and an additional 375,000 shares may be purchased for $1.75 per share), and (iii) the right (set forth in the warrant), exercisable immediately for the period ending four months after the effective date of the Issuer's registration statement with respect to the resale of the securities described herein, to acquire up to an additional (A) 357,000 shares of common stock and (B) warrants exercisable for up to 375,000 shares of common stock at a price of $1.38 per share that would expire January 12, 2009.
         The warrants and rights described above contain weighted-average anti-dilution provisions. Pursuant to the transaction documents relating to the purchase of the foregoing securities, the Reporting
         Person may not acquire shares upon the exercise of any such warrants or rights to the extent that, upon exercise, the number of shares owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding common stock of the Issuer.

(b)      Percent of class: 9.9%

(c)      Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 814,800
          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 814,800
          (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 284853 30 6                 13G                            Page 5 of 6

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 284853 30 6                 13G                            Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2006

                                            Vision Opportunity Master Fund, Ltd.

                                            By: /s/ Adam Benowitz
                                                ------------------------
                                            Name:  Adam Benowitz
                                            Title: Managing Member